UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 4, 2022
Date of Report (Date of earliest event reported)

Health Sciences Acquisitions Corporation 2
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39421	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 10th Avenue, Floor 7 New York, New York	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 597-6980

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	HSAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 4, 2022, Health Sciences Acquisition Corporation 2, a Cayman Islands exempted company (“HSAC2” or the “Company”), entered into an Agreement and Plan of Merger Agreement (the “Merger Agreement”) by and among HSAC2, HSAC Olympus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HSAC2 (“Merger Sub”), and Orchestra BioMed, Inc., a Delaware corporation (“Orchestra”). Pursuant to the terms of the Merger Agreement, a business combination between HSAC2 and Orchestra (the “Business Combination”) will be effected in two steps. First, before the closing of the Business Combination (the “Closing”), HSAC2 will deregister in the Cayman Islands and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Cayman Islands Companies Act (As Revised) (the “Domestication”). Second, at the Closing, Merger Sub will merge with and into Orchestra, with Orchestra surviving such merger as the surviving entity (the “Merger”). Upon consummation of the Business Combination, Orchestra will become a wholly owned subsidiary of HSAC2. HSAC2 will then change its name to “Orchestra BioMed Holdings, Inc.” We refer to HSAC2, after giving effect to the Business Combination, as “New Orchestra.”

Simultaneously with the execution of the Merger Agreement, HSAC2 and Orchestra entered into separate forward purchase agreements (the “Forward Purchase Agreements”) with certain funds managed by RTW Investments, LP (the “RTW Funds”) and Covidien Group S.à.r.l., an affiliate of Medtronic plc (“Medtronic” and the RTW Funds, each a “Purchasing Party”), pursuant to which each of the Purchasing Parties agreed to purchase $10 million of HSAC2 ordinary shares, for a total of $20 million, less the dollar amount of HSAC2 ordinary shares holding redemption rights that the Purchasing Party acquires and holds until immediately prior to the Domestication.

Simultaneously with the execution of the Merger Agreement and Forward Purchase Agreements, HSAC2, Orchestra, and the RTW Funds entered into a Backstop Agreement (the “Backstop Agreement”) pursuant to which the RTW Funds, jointly and severally, agreed to purchase such number of HSAC2 ordinary shares at a price of $10.00 per share to the extent that the amount of Parent Closing Cash (as defined in the Merger Agreement) as of immediately prior to the closing of the Merger is less than $60 million (the “Minimum Available Cash Condition”) (inclusive of the $10 million commitment by the RTW Funds pursuant to the Forward Purchase Agreement described above (the “Sponsor Commitment)).

The closings under the Forward Purchase Agreements and Backstop Agreement, if any, will occur immediately prior to the Domestication. HSAC 2 Holdings, LLC, HSAC2’s sponsor (the “Sponsor”), and the Purchasing Parties will have registration rights pursuant to the Amended and Restated Registration Rights and Lock-Up Agreement described below with respect to the shares of HSAC2 common stock, par value $0.0001 per share, received in the Domestication (“HSAC2 Common Stock”). We refer to HSAC2 Common Stock, after giving effect to the Business Combination, as “New Orchestra Common Stock.”

In addition, the Sponsor has agreed that 25% or 1,000,000 shares of its New Orchestra Common Stock received in the Domestication will be forfeited to New Orchestra on the first business day following the fifth anniversary of the Closing unless, as to 500,000 shares, the VWAP (as defined in the Merger Agreement) of the New Orchestra Common Stock is greater than or equal to $15.00 per share over any 20 Trading Days (as defined in the Merger Agreement) within any 30-Trading Day period, and as to the remaining 500,000 shares, the VWAP of the New Orchestra Common Stock is greater than or equal to $20.00 per share over any 20-Trading Days within any 30-Trading Day period. Further, the Sponsor and HSAC2’s other initial shareholders prior to its initial public offering have agreed to subject the 4,000,000 shares of New Orchestra Common Stock to be received in the Domestication in exchange for the 4,000,000 HSAC2 ordinary shares issued to HSAC2’s initial shareholders prior to its initial public offering and 450,000 shares of New Orchestra Common Stock to be received in the Domestication in exchange for 450,000 HSAC2 ordinary shares purchased in a private placement simultaneously with the HSAC2 initial public offering, to a lock-up for up to 12 months and, subject to the Closing, the Sponsor has agreed to forfeit 50% of its HSAC2 warrants, comprising 750,000 warrants, for no consideration.

The board of directors of HSAC2 has (i) approved and declared advisable the Merger Agreement, the Domestication, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement, the Domestication, the Merger and related transactions by the shareholders of HSAC2.

Merger Agreement

Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Merger Consideration

Initial Consideration

The total consideration to be paid at Closing by HSAC2 to Orchestra security holders will be payable in shares of HSAC2 Common Stock at a fixed ratio (the “Exchange Ratio”) of 0.465 shares for each whole share of Orchestra common stock.

Earnout Payments

Orchestra security holders will also have the option to receive a portion of additional contingent consideration of up to 8,000,000 shares of New Orchestra Common Stock in the aggregate (“Earnout Consideration”). Orchestra security holders who wish to receive their pro rata share of the Earnout Consideration must agree to extend the Lock-up Period described below from 6 months to 12 months, pursuant to an Earnout Election Agreement. Those who do so (“Earnout Participants”) will be entitled to receive the Earnout Consideration as follows:

•
Earnout Participants will earn 4,000,000 shares of the Earnout Consideration, in the aggregate (“Initial Earnout Shares”), in the event that, from the time beginning immediately after the Closing until the fifth anniversary of the Closing Date (the “Earnout Period”), over any 20 Trading Days within any 30-Trading Day period during the Earnout Period the VWAP of the New Orchestra Common Stock is greater than or equal to $15.00 per share (the “Initial Milestone Event”); and

•
Earnout Participants will earn an additional 4,000,000 shares of the Earnout Consideration, in the aggregate (“Final Earnout Shares”), in the event that, during the Earnout Period, over any 20-Trading Days within any 30-Trading Day period during the Earnout Period the VWAP of the New Orchestra Common Stock is greater than or equal to $20.00 per share (the “Final Milestone Event”).

•
Upon the first Change in Control (as defined in the Merger Agreement) to occur during the Earnout Period, if the corresponding valuation of New Orchestra is equal to or greater than $15.00 per share, the Initial Milestone Event is deemed to have occurred and if equal to or greater than $20.00 per share, the Final Milestone Event is deemed to have occurred, in each case immediately prior to such Change in Control.

Treatment of Orchestra Securities

Cancellation of Securities.

Each share of Orchestra capital stock, if any, that is owned by HSAC2, Merger Sub, or Orchestra, or any of their subsidiaries (as treasury stock or otherwise) will automatically be cancelled and extinguished without any conversion or consideration.

Common Stock.

Immediately prior to the time that the merger becomes effective (“Effective Time”), each issued and outstanding share of Orchestra common stock, par value $0.0001 per share (“Orchestra Common Stock”) (other than any such shares of Orchestra Common Stock cancelled as described above and any dissenting shares) will be converted into the right to receive (1) a number of shares of HSAC2 Common Stock at the Exchange Ratio, and (2) shares of Earnout Consideration as, and subject to the contingencies, described above, including entry into an Earnout Election Agreement.

Merger Sub Securities.

Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of Orchestra as the surviving corporation in the Merger.

Stock Options.

At the Effective Time, each outstanding option to purchase shares of Orchestra Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Effective Time, shares of New Orchestra Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per share of New Orchestra Common Stock equal to the exercise price per share of Orchestra Common Stock subject to such option divided by the Exchange Ratio.

Warrants.

Contingent on and effective as of immediately prior to the Effective Time, each outstanding warrant to purchase shares of Orchestra capital stock will be treated in accordance with the terms of the relevant agreements governing such warrants and converted into New Orchestra warrants.

Post-Closing Board of Directors

Immediately following the Closing, New Orchestra’s board of directors will consist of the existing Orchestra board of directors.

Registration Statement and Stockholder Approval

HSAC2 and Orchestra will prepare, and HSAC2 will file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-4 for the purpose of soliciting proxies from holders of HSAC2 ordinary shares sufficient to obtain shareholder approval for the Domestication and the Merger at a general meeting of HSAC2 shareholders, which will be called and held for such purpose (the “Shareholder Meeting”). The Domestication requires approval by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the HSAC2 ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. The Merger requires approval by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the HSAC2 ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

Representations and Warranties

The Merger Agreement contains customary representations, warranties and covenants with respect to, among other things, operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, with respect to access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders or shareholders, as the case may be.

HSAC2 Equity Incentive Plan

HSAC2 has agreed to adopt an equity incentive plan (the “Parent Equity Incentive Plan”) in a form mutually acceptable to HSAC2 and Orchestra. The Parent Equity Incentive Plan will have shares available for issuance equal to 17.5% of the New Orchestra Common Stock to be issued and outstanding immediately after the Closing and will include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Parent Equity Incentive Plan.

Non-Solicitation Restrictions

Each of HSAC2 and Orchestra has agreed that it will not solicit or initiate any negotiations with any party relating to an Alternative Transaction (as such term is defined in the Merger Agreement) or enter into any agreement relating to such a proposal. Each of HSAC2 and Orchestra has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of HSAC2 and Orchestra, as applicable, would be deemed a breach of the party’s obligations with respect to these non-solicitation restrictions.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order restraining or prohibiting the consummation of the Merger and related transactions, (ii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement), (iii) HSAC2 having at least $5,000,001 of net tangible assets upon consummation of the Merger, (iv) approval by Orchestra’s stockholders of the Merger and related transactions, (v) approval by HSAC2’s shareholders of the Merger and related transactions, (vi) the conditional approval for listing by Nasdaq of the shares to be issued in connection with the transactions contemplated by the Merger Agreement and satisfaction of initial and continued listing requirements, and (vii) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”).

Solely with respect to HSAC2 and Merger Sub, the consummation of the Merger is conditioned upon, among other things, (i) Orchestra’s having duly performed or complied with, in all material respects, all of its obligations under the Merger Agreement, (ii) the representations and warranties of Orchestra, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects (disregarding all qualifications in the Merger Agreement relating to materiality or Material Adverse Effect (as defined in the Merger Agreement)), (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects other than certain de minimis inaccuracies, (iv) no event having occurred that has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities or results of operations of Orchestra or any of its subsidiaries, (v) Orchestra’s and its securityholders’ execution of and delivery to HSAC2 of each Additional Agreement (as defined in the Merger Agreement) to which they each are a party, (vi) Orchestra’s delivery of certain certificates to HSAC2, (vii) Orchestra’s delivery of its interim financial statements to HSAC2 as promptly as possible following the end of each quarterly period, and in any event no later than 45 days following the end of each quarterly period, (viii) each Orchestra warrant having been amended in accordance with its terms to permit the conversion thereof into a New Orchestra warrant and any Orchestra warrant not so amended being canceled by Orchestra, (ix) the conversion of all shares of Orchestra preferred stock into Orchestra Common Stock, and (x) the completion of the transactions contemplated by Medtronic in its Forward Purchase Agreement.

Solely with respect to Orchestra, the consummation of the Merger is conditioned upon, among other things, (i) HSAC2 and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects, (ii) the representations and warranties of HSAC2 and Merger Sub, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects (disregarding all qualifications relating to materiality or Material Adverse Effect (as defined in the Merger Agreement)) other than as would not in individually or in the aggregate reasonably be expected to have a Material Adverse Effect on HSAC2 or Merger Sub, (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies, (iv) no event having occurred that has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities or results of operations HSAC2, (v) the occurrence of the Domestication, (vi) the delivery by HSAC2 of certain certificates to Orchestra, (vii) the size and composition of the post-Closing board of directors of New Orchestra having been appointed as set forth in the Merger Agreement, (viii) HSAC2, Sponsor and other shareholders of HSAC2 shall have executed and delivered to Orchestra each Additional Agreement to which they each are a party, (ix) the Parent Closing Cash being at least equal to $60 million, inclusive of the Sponsor Commitment, and (x) completion of the transactions contemplated by the Sponsor Commitment.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows: (i) by either HSAC2 or Orchestra if: (A) the Merger and related transactions are not consummated on or before February 6, 2023 (the “Outside Closing Date”), and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, without liability to the other party. Such right may be exercised by HSAC2 or Orchestra, as the case may be, giving written notice to the other at any time after the Outside Closing Date; (ii) by either HSAC2 or Orchestra if any Authority (as defined in the Merger Agreement) has issued any final decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent or enacted any law, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, provided that the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach was a substantial cause of, or substantially resulted in, such action by the Authority; (iii) by mutual written consent of HSAC2 and Orchestra duly authorized by each of their respective boards of directors; (iv) by Orchestra if the Extension Proposal (as defined below) is not approved, and (v) by either HSAC2 or Orchestra, if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied by the earlier of (A) the Outside Closing Date and (B) 30 days following receipt by the breaching party of a written notice of the breach.

The Merger Agreement and the other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about HSAC2, Orchestra or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about HSAC2, Orchestra or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that HSAC2 makes publicly available in reports, statements and other documents filed with the SEC. HSAC2 and Orchestra investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

HSAC2 Shareholder Support Agreement and Forfeiture.

Contemporaneously with the execution of the Merger Agreement, HSAC2 and Orchestra entered into a support agreement (the “Parent Support Agreement”) with the Sponsor and certain other HSAC2 shareholders (each a “Shareholder”) pursuant to which the Shareholders identified therein have agreed (a) to appear at any shareholder meetings called to approve the Merger or any proposal to extend the period of time HSAC2 is afforded under its organizational documents and its prospectus to consummate an initial business combination (an “Extension Proposal”), (b) not to redeem their shares or any other equity securities of HSAC2 now or in future acquired or beneficially owned, (c) to vote such shares and equity securities (i) in favor of the Domestication, the Merger and related transactions, (ii) in favor of any Extension Proposal, (iii) against any change in the business, management or board of HSAC2 contrary to the Merger Agreement and against any other proposal reasonably expected to breach, prevent or impede the Merger, and (d) to waive anti-dilution and similar rights with respect to such shares, whether under the HSAC2 amended and restated memorandum and articles of association, applicable law, or a contract regarding the Merger and related transactions with HSAC2. In addition, the Sponsor has agreed that 25% or 1,000,000 shares of its New Orchestra Common Stock received in the Domestication will be forfeited to New Orchestra on the first business day following the Earnout Period unless, as to 500,000 shares, the Initial Milestone Event occurs, and as to the remaining 500,000 shares, the Final Milestone Event occurs. Further, subject to the Closing, the Sponsor has agreed to forfeit 50% of its HSAC2 warrants, comprising 750,000 warrants for no consideration.

Orchestra Stockholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, HSAC2 and Orchestra entered into a support agreement (the “Orchestra Support Agreement”) with certain Orchestra stockholders (each a “Stockholder” ) pursuant to which each Stockholder has agreed (a) to appear at any stockholder meetings called to approve the Merger, (b) to vote such shares and equity securities (i) in favor of the Merger and related transactions, (ii) against any change in the business, management or board of Orchestra contrary to the Merger Agreement and against any other proposal reasonably expected to breach, prevent or impede the Merger.

Amended and Restated Registration Rights and Lock-Up Agreement.

At the Closing, HSAC2 will enter into an Amended and Restated Registration Rights and Lock-Up Agreement (the “Amended and Restated Registration Rights Agreement”) with the RTW Funds and certain existing stockholders of HSAC2 and Orchestra (collectively, the “Holders”) with respect to the resale of shares of New Orchestra held, or acquired by the Holders before or pursuant to the Merger, and including any shares issuable on conversion of preferred stock, Earnout Consideration and shares acquired under the Forward Purchase Agreements and the Backstop Agreements. The Amended and Restated Registration Rights Agreement amends and restates the registration rights agreement that HSAC2 entered into as of August 3, 2020 in connection with its initial public offering. Subject to the Lock-Up described below, New Orchestra will file a registration statement to register the public resale of the Holders’ shares as soon as reasonably practicable, but in any event within 45 calendar days following the Closing. In addition, subject to certain requirements and customary conditions, including with regard to the number of requests that may be made and when, the Holders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $25 million. In addition, the Holders will have certain “piggy-back” registration rights that require New Orchestra to include such securities in registration statements that New Orchestra otherwise files, subject to certain requirements and customary conditions. The Amended and Restated Registration Rights Agreement does not contain liquidated damages provisions or other cash settlement provisions resulting from delays in registering the New Orchestra’s securities. New Orchestra will bear the expenses incurred in connection with the filing of any such registration statements.

The Amended and Restated Registration Rights Agreement requires the Holders to agree, subject to certain customary exceptions, not to (i) sell, assign, offer to sell, contract or agree to sell, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Lock-up Shares (as defined below), (ii) establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, or (iv) publicly announce an intention to effect any of the foregoing during the Lock-up Period (as defined below). The term “Lock-up Shares” means any shares of New Orchestra Common Stock or any security convertible into or exercisable or exchanged for New Orchestra Common Stock beneficially owned or owned of record by such Holder, and the term “Lock-Up Period” means the period from the Closing until the earlier of: (1)(a)12 months after the Closing with respect to the (i) 4,000,000 shares of New Orchestra Common Stock to be issued in the Domestication in exchange for 4,000,000 of HSAC2 ordinary shares that were issued to HSAC2’s initial shareholders prior to its initial public offering, (ii) 450,000 shares of New Orchestra Common Stock to be issued in the Domestication in exchange for 450,000 of HSAC2 ordinary shares that were issued in a private placement simultaneously with the HSAC2 initial public offering and (iii) any shares of New Orchestra Common Stock or any security convertible into or exchangeable for New Orchestra Common Stock beneficially owned or owned of record by RTW Investments, LP and its affiliates as of the date of the Closing, and (b) six (6) months after the Closing with respect to all other Holders and New Orchestra Common Stock and (2) the date on which New Orchestra completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Orchestra stockholders having the right to exchange their shares of New Orchestra Common Stock for cash, securities or other property.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement, including the exhibits to the Merger Agreement, the Forward Purchase Agreements, the Backstop Agreement, the Parent Support Agreement, the Orchestra Support Agreement, Form of Amended and Restated Registration Rights and Lock-Up Agreement, and the Form of Earnout Election Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, and 10.7, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in the second, third and fourth paragraphs of Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The HSAC2 ordinary shares that may be issued in connection with the Forward Purchase Agreements and the Backstop Agreement, in each case, have not been registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01 (including  Exhibits 99.1and 99.2) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Investor Presentation

Furnished as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the investor presentation that HSAC2 and Orchestra will use in connection with the Merger and related matters.

Press Release

On July 5, 2022, HSAC2 and Orchestra issued a press release announcing the execution of the Merger Agreement and the recent completion of Orchestra’s Series D financing with gross proceeds totaling approximately $110 million, including an approximately $20 million investment from the RTW Funds and a $40 million investment from Medtronic, as well as related matters. Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the copy of the press release.

Important Information for Investors and Stockholders

In connection with the Proposed Business Combination, HSAC2 intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HSAC2, referred to as a “proxy statement/prospectus.” A proxy statement/prospectus will be sent to all HSAC2 stockholders. HSAC2 also will file other documents regarding the Business Combination and related transactions with the SEC. Before making any voting decision, investors and security holders of HSAC2 are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed Business Combination and related transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HSAC2 through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “shall,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of the closing of the Merger, achievement of the conditions necessary for the closing of the Merger, achievement of the Earnout Consideration, other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of the respective management teams of HSAC2 and Orchestra and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of HSAC2 and Orchestra. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the inability of the parties to successfully or timely consummate the Merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect HSAC2 or the expected benefits of the Merger, if not obtained; the failure to realize the anticipated benefits of the Merger; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of HSAC2 prior to the Merger, and New Orchestra following the Merger, to maintain the listing of New Orchestra’s shares on Nasdaq; costs related to the Merger; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger Agreement and the Domestication by the shareholders of HSAC2, the satisfaction of the minimum cash requirements of the Merger Agreement following any redemptions by HSAC2’s public shareholders; the risk that the Merger may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against HSAC2 or Orchestra related to the Merger, expiration of, or failure to extend, the period of time HSAC2 is afforded under its organizational documents and the final prospectus of HSAC2, dated August 3, 2020, to consummate the initial business combination with Orchestra; the attraction and retention of qualified directors, officers, employees and key personnel of HSAC2 and Orchestra prior to the Merger and New Orchestra following the Merger; the ability of New Orchestra to compete effectively in a highly competitive market; the ability to protect and enhance New Orchestra’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in New Orchestra’s industry; the uncertain effects of the COVID-19 pandemic; future financial performance of New Orchestra following the Merger; the ability of Orchestra and New Orchestra to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of New Orchestra to generate sufficient revenue from each of its revenue streams; the ability of New Orchestra to protect its intellectual property from competitors; New Orchestra’s ability to execute its business plans and strategy; and those factors set forth in documents of HSAC2 filed, or to be filed, with the SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HSAC2 nor Orchestra presently know, or that HSAC2 and Orchestra currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HSAC2’s and Orchestra’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of HSAC2 and Orchestra described above. HSAC2 and Orchestra anticipate that subsequent events and developments will cause their assessments to change. However, while HSAC2 and Orchestra may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing HSAC2’s or Orchestra’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

HSAC2 and its directors and executive officers may be deemed participants in the solicitation of proxies from HSAC2’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in HSAC2 is contained in HSAC2’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2022 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Health Sciences Acquisitions Corporation 2, 40 10th Avenue, Floor 7, New York, NY 10014.  Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Orchestra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HSAC2 in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated as of July 4, 2022 by and among Health Sciences Acquisitions Corporation 2, HSAC Olympus Merger Sub, Inc., and Orchestra BioMed, Inc.
10.1	Forward Purchase Agreement dated as of July 4, 2022, by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., and Covidien Group S.à.r.l.
10.2
Forward Purchase Agreement dated as of July 4, 2022, by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., and RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited

10.3
Backstop Agreement dated as of July 4, 2022, by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited

10.4
Parent Support Agreement dated as of July 4, 2022 by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., HSAC 2 Holdings, LLC, Alice Lee, Stephanie A. Sirota, Pedro Granadillo, Stuart Peltz, Michael Brophy, and Carsten Boess

10.5	Orchestra Support Agreement dated as of July 4, 2022 by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., and Covidien Group S.À.R.L.
10.6	Form of Amended and Restated Registration Rights and Lock-Up Agreement
10.7	Form of Earnout Election Agreement.
99.1**	Investor Presentation dated July 2022
99.2**	Press release issued by Orchestra BioMed, Inc. on July 5, 2022
104	Cover page interactive data file

*          Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**          Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 5, 2022

HEALTH SCIENCES ACQUISITIONS CORPORATION 2

By:	/s/ Roderick Wong
Name:	Roderick Wong, M.D.
Title:	Chief Executive Officer